February 6, 2018

Robert F. Telewicz, Jr.

Accounting Branch Chief

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Mack-Cali Realty Corporation

Mack-Cali Realty, L.P.

Form 10-K for the fiscal year ended December 31, 2016

Filed February 28, 2017

Form 8-K

Filed November 7, 2017

File No. 001-13274 (Corp.)

File No. 333-57103 (L.P.)

Dear Mr. Telewicz:

On behalf of Mack-Cali Realty Corporation and Mack-Cali Realty, L.P. (collectively, the “Registrants”), and in connection with the Annual Report on Form 10-K for the year ended December 31, 2016 of the Registrants and the Current Report on Form 8-K furnished on November 7, 2017 (collectively, the “Reports”), I respectfully submit this letter in response to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 26, 2018 (the “Comment Letter”). For convenience of reference, each comment is recited in bold face type and is followed by the Registrants’ response thereto.  Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the Reports.

Form 8-K filed November 7, 2017

Exhibit 99.1

Net Asset Value, page 12

1.                                                                                      We have considered your response to our prior comment.  We continue to believe that an analysis of the sensitivity of your office portfolio asset value to changes in the year one cap rates would provide meaningful information to investors.  Please revise your disclosure in future filings according.

Response:                                        The Registrants will include in future filings an analysis of the sensitivity of their office portfolio asset values based on changes in the year one capitalization rates.

2.                                                                                      With respect to the sensitivity analysis provided for your multifamily portfolio, we remain unclear how a 0.125% sensitivity is sufficient to demonstrate to readers the impact a change in cap rates could have on your valuation calculation.  Please revise or advise.

Response:                                        Although the Registrants believe that multi-family market cap rates have remained relatively stable over the past five years, the Registrants acknowledge the Staff’s comment and will provide a wider 0.25% sensitivity for its multifamily portfolio NAV in future filings.  The Registrants also will continue to assess if it would be meaningful to investors to provide an even wider range of market capitalization rate assumptions for the NAV sensitivity analysis based on any changes in market conditions for its properties.

On behalf of the Registrants, I hereby confirm that each Registrant acknowledges that:

•                  It is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss this matter further, please do not hesitate to contact me at 732-590-1000.

Very truly yours,

/s/ Anthony Krug
Anthony Krug
Chief Financial Officer